January 28, 2019

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Zymeworks Inc.
Registration Statement on Form S-3
File No. 333-228782

Ladies and Gentlemen:

Zymeworks Inc., a corporation continued under the Business Corporations Act (British Columbia), (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-3 (File No. 333-228782) be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 am, Eastern Time, on January 31, 2019, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Riccardo Leofanti of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (416) 777-4700 and that such effectiveness also be confirmed in writing.

Very truly yours,

ZYMEWORKS INC.

By:	/s/ Daniel Dex
	Name:	Daniel Dex
	Title:	Senior Director, Legal